UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras and CNPC form a Comprehensive Strategic Alliance

Rio de Janeiro, July 4, 2017 – Petrobras' and CNPC inform that today Mr. Pedro
Parente, Petrobras’s CEO, and Mr. Wang Dongjin, Vice President of CNPC and CEO
of PetroChina, signed a Memorandum of Understanding (MoU) in Beijing to structure a strategic partnership.

Pursuant to this MoU, the companies agree to jointly evaluate opportunities in
Brazil and abroad in key areas of mutual interest, benefiting from their skills and experiences in all segments of the oil and gas supply chain, including potential financing structuring.

For Petrobras, the achievement of partnerships is an important strategy of the
2017-2021 Business and Management Plan. Strategic partnerships have the potential benefits of sharing risks, increasing investment capacity in the oil and gas supply chain, technological exchanges, and the enhancement of corporate governance.

For CNPC, the partnership with Petrobras reinforces its interest in investing and increasing its activities in Brazil.

Petrobras and CNPC:
Since 2013, Petrobras and CNPC are partners in the Libra area, the first contract under the production sharing agreement regime, located in the Santos
Basin pre-salt layer.

About Petrobras:
Petrobras is an integrated energy company focused on oil and gas, recognized as a leader in deep and ultradeep water exploration and production, operating mainly in Brazil. Petrobras currently produces 2.8 million barrels of oil equivalent per day and has a crude distillation capacity of 2.4million barrels per day. The values of the company are driven by respect for life; people and the environment; ethics and transparency; market driven; overcoming and confidence; and results.
www.petrobras.com.br

About CNPC:
CNPC is China’s largest integrated O&G corporation, with activities in the upstream, midstream, downstream, marketing and trading, provision of oil services, engineering, construction, and equipment manufacture sectors. CNPC is present in more than 70 countries.
www.cnpc.com.cn

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 4, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer